Reply to:	Daniel D. Nauth
Telephone:	416.477.6031
Fax:	416.477.6032
Email:	dnauth@nauth.com

July 22, 2022

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 USA

Attention: John Coleman and Gus Rodriguez

Re:	Patagonia Gold Corp. Amendment No. 1 to Form 20-F Filed July 22, 2022 File No. 333-182072

Ladies and Gentlemen:

Set forth below, on behalf of our client Patagonia Gold Corp. (the “Company”), we are transmitting for your review the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2022 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, submitted to the Commission on May 2, 2022.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Item 4. Information on the Company

D. Property, Plant, and Equipment, page 45

1.	We note your disclosure of mineral resources, including mineral resources for the Cap-Oeste property and the Calcatreu property, which are identified as material properties in your disclosures. Please file your technical report summaries in support of your mineral resources for your material properties as required by Item 1302 (b)(2)(i) of Regulation SK.

Response: The Company acknowledges the comment by Staff and believes it has made the appropriate revisions to the disclosure as requested by removing the mineral resource disclosure for the Cap-Oeste and Calcatreu properties and by amending certain corresponding sections as laid out in the explanatory note in the Company’s Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, being filed herewith (the “Amended Annual Report”).

2.	Please disclose the point of reference associated with your mineral resources as required

Response: The Company acknowledges the comment by Staff and respectfully submits that this comment is no longer applicable in line with the company’s response to Staff’s first comment above.

* * * * *

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032

217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission July 22, 2022 Page 2

The Company hereby advises, or acknowledges to, Staff that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc:	Antonio Martinis, Controller
Patagonia Gold Corp.

www.nauth.com